UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 20, 2018, Medigus Ltd., or the Company, held an annual general meeting of its shareholders, or the Meeting, at the offices of Meitar Liquornik Geva Leshem Tal Law Offices at 16 Abba Hillel Silver Rd., Ramat Gan, Israel.  At the Meeting, shareholders voted on the proposals detailed in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on August 16, 2018.

At the Meeting, Proposals Nos. 4 and 5 were approved and Proposals Nos. 1, 2 and 3 were not approved by the requisite vote of the Company’s shareholders. Effective as of the end of the Meeting, the Company’s board of directors is comprised of four members, consisting of Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen.

This Form 6-K, is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-213280) and Form S-8 (File No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 20, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer